Filed by Zimmer Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
(Registration No. 33-105561)

Subject Company: InCentive Capital AG
(Registration No. 333-105562)

On July 9, 2003 Zimmer Holdings, Inc. issued the following press release.

Contact:
Media	Investors
Brad Bishop	Sam Leno
574/372-4291	574/372-4790
bradley.bishop@zimmer.com	sam.leno@zimmer.com

Zimmer Comments on Decision by Centerpulse Board

WARSAW, IND. – July 9, 2003—Zimmer Holdings, Inc. (NYSE: ZMH) said today it was pleased that the Centerpulse board of directors acknowledged a combination with Zimmer would be in the long-term interest of their shareholders. The company believes that the decision to withhold a recommendation further serves to emphasize the importance of each individual Centerpulse shareholder’s decision. At the July 8 close of the New York Stock Exchange, Zimmer’s offer, in Swiss francs, represented an approximately 29% premium to that of the competing offer, with substantially similar conditions.

In both 2001 and 2002, Zimmer’s sales growth, EBITDA growth and EBITDA margins* have outpaced Smith & Nephew by a considerable margin. 2002 EBITDA margins for Zimmer and Smith & Nephew were 35% and 23% respectively. Zimmer’s industry-leading performance in working capital management and increased free cash flow generation will create a debt-free balance sheet in less than two years after spinning off from its former parent. Zimmer continues to receive positive feedback on its plan to create the world’s #1 pure-play Orthopaedics business.

Safe Harbor Statement
 This press release contains forward-looking statements based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of the opportunity for Zimmer to perform comprehensive due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward looking statements might have been significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the exchange offers for shares of Centerpulse AG and InCentive Capital AG. Investors and security holders should note that the exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a prospectus/offer to purchase) and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and submitted Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

About Zimmer Holdings, Inc.
 Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products.

Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

* Zimmer 2002 EBITDA margins restated to reflect change in instrument accounting to asset model; EBITDA represents operating profit plus depreciation and amortization and is a commonly used measure of a company’s financial strength

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Additional contacts:

Switzerland:	Hirzel. Neef. Schmid. Konsulenten
Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch
Andreas Thommen/+41 43 344 42 49/
a-thommen@konsulenten.ch

U.K.:	M Communications
Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com
Nick Miles/+44 207 153 1535/miles@mcomgroup.com